UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              BFA LIQUIDATION TRUST
             (Exact name of registrant as specified in its charter)


             ARIZONA                                              86-1018485
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


1313 EAST OSBORN ROAD, SUITE 250, PHOENIX, AZ                        85014
  (Address of principal executive offices)                         (Zip Code)


       Registrant's telephone number, including area code: (602) 222-3700


       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class               Name of each exchange on which
        to be registered                 each class is to be registered
        ----------------                 ------------------------------
             None


       Securities to be registered pursuant to Section 12(g) of the Act:

    Beneficial Interests in the Trust Established under the Trust Agreement
                                (Title of class)

                              PRELIMINARY STATEMENT

     On January 22, 2001 (the "EFFECTIVE DATE"), BFA Liquidation Trust (the "TRUST") and certain other entities were established pursuant to and upon confirmation of the "First Amended Joint Liquidating Plan of Reorganization of the Debtors under Chapter 11 of the Bankruptcy Code," dated September 25, 2000 (the "PLAN"), by and among Baptist Foundation of Arizona, an Arizona nonprofit corporation ("BFA"), Arizona Southern Baptist New Church Ventures, Inc., an Arizona nonprofit corporation ("NCV"), A.L.O., Inc., an Arizona corporation ("ALO"), E.V.I.G., Inc., an Arizona corporation ("EVIG"), and certain of their subsidiaries and affiliates listed in the Plan (collectively, the "DEBTORS"), the Official Collateralized Investors' Committee and the Official Joint Committee of Unsecured Creditors. The Chapter 11 cases which relate to BFA, NCV, ALO, EVIG and certain of their subsidiaries and affiliates are being jointly administered under Case No. 99-13275-PHX-GBN. The Plan was confirmed by the order (the "CONFIRMATION ORDER") of the United States Bankruptcy Court for the District of Arizona (the "BANKRUPTCY COURT") entered on December 22, 2000. A copy of the Plan is filed as Exhibit 2.1 to this Registration Statement. A copy of the Confirmation Order is filed as Exhibit 2.2 to this Registration Statement. The filings related to the Debtors' bankruptcy cases can be accessed electronically at the Bankruptcy Court's website at http://ecf.azb.uscourts.gov. Capitalized terms used in this Registration Statement and not defined herein will have the meanings ascribed to them in the Plan.

ITEM 1. BUSINESS.

GENERAL STATEMENT OF BFA'S BACKGROUND

     BFA originally qualified for its 501(c)(3) status under the umbrella of the Arizona Southern Baptist Convention ("ASBC"). As a combined total, BFA was comprised of at least 122 related or affiliated entities. As a nonprofit corporation, BFA did not have any shareholders but did have members. These members included, prior to the commencement of the bankruptcy cases, representatives to the annual meeting of the ASBC, the Executive Board of the ASBC and the BFA Board of Directors.

     The  Debtors  were  comprised  of  a  parent  corporation,   BFA,  and  its
subsidiaries, and the following three affiliated entities: NCV and its subsidiaries (together, "NCV"), ALO and its subsidiaries (together, "ALO"), and EVIG and its subsidiaries (together, "EVIG"). Under the BFA umbrella, the various companies' activities consisted of investing in and managing a variety of assets consisting primarily of: (1) real estate development; (2) venture capital and operating company assets; (3) retail land sales; (4) specialty finance; (5) commercial buildings and industrial parks; and (6) miscellaneous assets.

     PRIOR ORGANIZATIONAL STRUCTURE OF THE DEBTORS

     The complexity of BFA's corporate structure, other than the sheer number of entities involved, was heightened by the fact that it included a myriad of not-for-profit and for-profit corporations as both subsidiaries and affiliates. All of the subsidiaries and affiliates were created or acquired at the direction of either BFA's Board of Directors or its former senior management team. BFA's

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subsidiaries and affiliates in turn owned,  either wholly or in part, or elected the boards of, a number of not-for-profit and for-profit corporations.

     ORIGINAL STATED PURPOSE OF BFA

     BFA was incorporated in 1948 at the direction of the Arizona Southern Baptist Convention (the "Convention") for the initial stated purpose of raising and managing endowment and financing funds to further Southern Baptist causes. BFA also conducted some of its activities under the name Christian Investment Services. BFA was granted not-for-profit status by the Internal Revenue Service as a Section 501(c)(3) charitable organization. BFA's stated mission was to provide resource and expertise for Arizona Southern Baptist ministries. BFA sought to carry out this mission through three (3) distinct ministries. Those ministries were estate planning, trust and financial services.

     * ESTATE PLANNING SERVICES were provided through a large staff of lawyers, planners and other professionals who counseled clients regarding their estates. This staff did not actually prepare wills or trusts for clients, but rather paid the legal fees for preparation of any will that left 10% or more of the estate to Southern Baptist causes. BFA also actively encouraged clients to use the "Give It Twice" concept which created a permanent endowment that was administered for the clients' favorite Southern Baptist causes while also providing for surviving family members.

     * TRUST SERVICES were focused to assist clients who had needs in the management of their financial affairs. The trust services staff included trust administrators to help structure the funding of trusts and, if needed, to assume management of the trust assets. Each trust was required to include a charitable element. Other trust-related services included real estate management and serving as personal representatives in the probate of estates.

     * FINANCIAL SERVICES were intended to provide for predominately Southern Baptist causes by raising funds through the marketing of financial products for individual and institutional investors. Financial Services emphasized "stewardship investing" which enabled individuals to invest funds in predominately Southern Baptist ministries. Client funds were reinvested in a variety of investment vehicles, with the goal of paying market rate returns and realizing a surplus to be used for the benefit of Christian causes. Investment vehicles that were made available to both individuals and churches included, among other things:

          * Easy Access Investment Agreements, which were redeemable, and collateralized obligations;

          *    Investment   Agreements,    which   were   unsecured   fixed-rate
               instruments issued for terms of six months to five years;

          * Accel-A-Rate Investment Agreements, which were unsecured instruments issued for a term of two years at rates which could be adjusted by the Investor with certain limitations during the term of the Agreement; and

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          *    Maximum Value Performance Notes, which were long-tem  investments
               (5, 7, 10 and 15 years) secured by pools of assets.

     Additionally,   BFA  served  as  custodian  for  self-directed   Individual
Retirement Accounts.

     DEBTORS RESPONSIBLE FOR ISSUANCE OF DEBT SECURITIES

     BFA, NCV and Christian Financial Partners, Inc. ("CFPI") issued debt securities to thousands of private investors (the "INVESTORS"). NCV was a private, not-for-profit, taxable corporation. CFPI was a separate private, not-for-profit, taxable corporation of which NCV was the sole member. As its sole member, NCV's Board elected the Board of Directors of CFPI and appointed its officers.

     The Debtors raised capital by issuing various forms of debt securities through BFA, NCV and CFPI and affiliated entities under an exemption to the Securities Act of 1933, as amended (the "SECURITIES ACT") provided by Section 3(a)(4) of the Securities Act. Approximately $448 million of the outstanding balance of all of the debt issuances were secured by collateral (the "COLLATERALIZED SECURITIES"). Approximately $137 million of the outstanding balance of all of the debt issuances were not secured by collateral (the "UNSECURED SECURITIES").

     ALLEGED COLLATERAL FOR THE DEBT SECURITIES

     For most of the Collateralized Securities, the offering circulars stated that the issuances were to be secured by a "collateral pool" of unidentified assets consisting of cash, money market funds, secured promissory notes, real estate, corporate stock, limited liability company interests, partnership interests, subdivision trust interests and other contracts. Because of certain irregularities in the procedure and documents used by the Debtors to perfect the security interests in the collateral, the Debtors do not believe that the collateral was properly assigned or perfected.

     TRUSTEES FOR THE DEBT SECURITIES

     In each instance, the trustees for the debt issuances were controlled subsidiaries of the issuing company. Either Foundation Asset Management, Inc. ("FAMI") or Foundation Pool Management ("FPM") held all of the collateral relating to BFA debt issuances as trustee. Although FAMI and FPM were separate entities from BFA, their boards of directors were elected by BFA, and all of their officers were also officers of BFA. NCV's affiliate, Valley Asset Management, Inc. ("VAMI") was the trustee for the NCV issuances' collateral pools. VAMI was described as a nonprofit affiliate of NCV in the supplements accompanying some of the offering circulars. Although VAMI was a separate entity from NCV, its board of directors was elected by NCV, and all of its officers were also officers of NCV. CFPI's affiliate, Christian Asset Management, Inc. ("CAMI") was the trustee for the CFPI collateral pool. CAMI was described as a nonprofit affiliate of CFPI in the supplements accompanying some of the offering circulars. Although CAMI was a separate entity from CFPI, its board of directors was elected by CFPI, and all of its officers were also officers of CFPI.

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     The above  security and trust  arrangements  were well outside normal trust financing practices. Commonly, in debt issuances secured by collateral, the pool of collateral (i) is specifically identified, (ii) can only be substituted or changed in limited circumstances, (iii) is held by an independent trustee who is not affiliated with the issuer of the debt, and (iv) is independently valued by third parties. With respect to all of the issuances of BFA, NCV and CFPI, however, the trustees lacked the requisite independence and control to perform their duties. In addition, following the initial issuances of the debt, the collateral was never specifically identified unless requested by the Investor, and the then senior management of BFA caused thousands of transfers of collateral in and out of such pools to avoid disclosing the Debtors' true financial condition.

FACTORS IN THE DEBTORS' FAILURE

     SUBSTANTIAL INVESTMENTS IN REAL ESTATE

     Approximately 75% of the Debtors' assets were comprised of illiquid real estate and related investments. The Debtors' real estate portfolio included commercial properties, large master-planned communities, resort properties, and interests in several residential developments. Many of these properties were speculative in nature and resulted in significant losses during downturns in the local markets. Further, given the size and complexity of some of the properties, the Debtors required large amounts of cash to provide the liquidity necessary to complete the developments and still meet Investor interest payment obligations.

     OFF-BALANCE SHEET TRANSFERS TO ALO AND EVIG

     BFA's prior senior management systematically used off-balance sheet transfers to avoid recognizing losses on BFA's financial statements. Over time, the Debtors acquired properties that, due to poor market conditions or other reasons, lost significant value. Rather than write down these assets to current market value and recognize a loss, BFA's prior senior management chose to hide the losses by transferring these nonperforming assets to ALO or EVIG.

     In essence, BFA's prior senior management used ALO and EVIG as "bad banks" to transfer the Debtors' non-performing assets off of their financial statements without first writing the assets down to their fair market value on BFA's accounting records. The Debtors accomplished this by "selling" non-performing assets to either ALO or EVIG at the value recorded on their financial statements ("book value") rather than the lower market value of the property at that time. In exchange for the assets, either ALO or EVIG would then provide the Debtors with a promissory note for the book value of the asset. In some instances, these transactions included cash from either ALO or EVIG. In some instances, however, the cash paid for these transactions came from a BFA related entity such as NCV and CFPI. As a result, the Debtors' financial statements reflected interest-bearing loans in the full amount of the assets' previous book value. The Debtors never recognized a loss. ALO was able to make payments under the interest-bearing loans because NCV and BFA provided ongoing loans to ALO. As of November 9, 1999, ALO owed approximately $187 million to NCV under various debt obligations. Absent these intercompany fundings, ALO and EVIG were unable to meet the interest payment obligations because of the non-performing nature of the assets and because ALO and EVIG had no other significant assets. As a result of this scheme, the Debtors prior senior management shielded the Debtors' losses

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from the public for a significant period of time so that fund raising activities could continue unabated.

     THIRD-PARTY BUSINESS DEALINGS

     BFA also engaged in numerous transactions with certain third parties, including certain of BFA's former officers, directors, and other insiders such as Harold Friend and Dwain Hoover and entities under their control. BFA believes that these transactions either unfairly benefited those third parties at BFA's expense or the terms thereof were not fully disclosed to the then Boards of Directors of BFA and NCV. BFA also believes that the terms of those transactions were significantly more unfavorable to BFA than terms that could have been obtained in arms-length transactions. These transactions included, but were not limited to, investments in real property, lending arrangements, real estate services and other services. The Debtors terminated the relationships with all such parties, and such parties may be pursued in litigation by the Trust.

     IRA PRACTICES

     BFA acted as custodian for individual retirement accounts ("IRAS") since the early 1980's. BFA received approval from the Internal Revenue Service to act as a passive non-bank trustee in 1983 and as of November 9, 1999 acted as custodian for approximately 5,000 IRAs. The IRAs included Traditional IRAs, Roth IRAs, Educational IRAs and IRAs established in connection with simplified employee plans. All of the IRAs were self-directed accounts.

     The governing IRA documents listed all of the possible investments available to Investors including investment vehicles provided by NCV and CFPI. Substantially all of the IRA funds were invested with NCV or CFPI and were used to benefit the Debtors. There also appeared to be instances in which the interests of BFA, NCV or CFPI were given priority over IRA Investors. Further, BFA, as custodian, failed to ensure that it maintained separate investment pools for each type of IRA. Instead, IRA funds were collectively invested into the different investment securities that resulted in a commingling of the IRA funds.

     EXCESSIVE OVERHEAD

     Under the former senior management of BFA, there were excessive levels of operating overhead. On average, overhead was more than $18 million per year, which was more than four times the amount of the Trust's overhead as of January 22, 2001. This excessive overhead was due to a number of factors, including a workforce of over 150 employees (currently, there are only 14 employees).

FORMATION OF BFA LIQUIDATION TRUST

     The Debtors prior business practices resulted in the deterioration of the financial condition of the Debtors such that it became necessary to attempt to reorganize under Chapter 11 of Title 11 of the United States Code (the "BANKRUPTCY CODE"). The Debtors realized that the only feasible alternative was to create a plan that would implement an orderly liquidation of the Debtors' assets. On September 25, 2000, the Debtors filed the Plan which provided for the orderly liquidation of the Debtors' and certain Non-Debtor Affiliates' assets. The Plan contemplated the formation of a liquidating trust, and its sole purpose

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would  be to  liquidate  the  assets  of  the  Debtors  and  certain  Non-Debtor
Affiliates. A liquidating trust was used as the vehicle for the liquidation for two principal reasons:

     * any income or gain from the sale of the assets would not be subject to corporate income tax but would be passed through to the Investors; and

     * the Trust would be governed by a trustee (the "LIQUIDATING TRUSTEE") that would have a fiduciary duty to maximize the amount of money received from the sale of the assets of the Trust and the prosecution of the Litigation Claims. "LITIGATION CLAIMS" means all rights, claims, torts, liens, liabilities, obligations, actions, causes of action, avoiding powers, proceedings, debts, contracts, judgments, offsets, damages and demands whatsoever in law or in equity, whether known or unknown, contingent or otherwise, that the Trust may have against any person including, without limitation, those listed in the Plan. Litigation Claims do not include Avoidance Actions.

     The Trust was created pursuant to that certain Liquidating Trust Agreement, dated as of the Effective Date (the "TRUST AGREEMENT") by and among the Transferors (as defined therein), the Liquidating Trustee and the members of the Liquidating Trust Board. The Trust Agreement is attached as Exhibit 3.1 to this Registration Statement. The Trust is intended to qualify as a "grantor trust" for federal income tax purposes, and the Liquidating Trustee will operate and maintain the Trust in compliance with the guidelines for liquidating trusts as set forth in Internal Revenue Service Revenue Procedure 94-45, 1994-2 C.B. 684, and Treasury Regulation Section 1.671-4(a) and all subsequent guidelines regarding liquidating trusts issued by the Internal Revenue Service.

     The Trust has a wholly-owned subsidiary to assist in liquidating the assets, New Asset Subsidiary, LLC, an Arizona limited liability company ("NAS"). NAS was formed on the Effective Date, and the Trust is the sole member of that company. The Trust is able to direct NAS to take any actions that the Liquidating Trustee believes will maximize the value of the assets held by NAS. The Trust transferred substantially all of its assets to NAS, which NAS is currently marketing for sale. NAS is not permitted to sell any assets or take any other action unless so directed by the Trust. The Articles of Organization of NAS are filed as Exhibit 21.1 to this Registration Statement. The Operating Agreements of NAS is filed as Exhibit 21.2 to this Registration Statement.

     Upon its formation, the Trust held all of the outstanding stock of Reorganized Financial Administrative Services, Inc., an Arizona for-profit corporation ("FAS"), which was formerly known as Financial Administrative Services, Inc. and was also one of the Debtors. On the Effective Date, all of the outstanding stock of FAS which was held by the Trust was transferred to Shea Homes, Inc., as part of a transaction that had previously been approved by the Bankruptcy Court.

OBJECTIVES OF THE TRUST

     The primary purpose of the Trust is to (i) oversee and direct the liquidation of the assets that were transferred to the Trust pursuant to the Plan (the "TRUST ASSETS") for the benefit of the beneficiaries of the Trust (the

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"BENEFICIARIES") in accordance with Treasury  Regulation Section  301.7701-4(d),
(ii) prosecute all Litigation Claims for the benefit of the Trust (see Item 8 below), and (iii) distribute any proceeds of the litigation and the Trust Assets received by the Trust to the Beneficiaries. The Trust is not operated with the objective of continuing or engaging in the conduct of a trade or business, except to the extent reasonably necessary to preserve or enhance the liquidation value of the Trust Assets, and consistent with the liquidating purpose of the Trust.

     The Liquidating Trustee and the Liquidating Trust Board are overseeing the liquidation of the Trust Assets to ensure that such liquidation is conducted in a cost-effective manner and in a reasonable time, with due regard for the risk that undue haste may minimize the liquidation proceeds of a particular Trust Asset. In addition, the Liquidating Trustee and Liquidating Trust Board are directing the prosecution of the Litigation Claims in an attempt to maximize the Trust's recoveries from such claims. The Liquidating Trustee and the Liquidating Trust Board are making ongoing efforts to dispose of the Trust Assets, to make timely distributions and to minimize the duration of the Trust. In overseeing the selling of the Trust Assets, or otherwise monetizing them, the Liquidating Trustee and the Liquidating Trust Board are attempting to maximize the amount of the proceeds derived therefrom. The Trust is not permitted to receive or retain cash or cash equivalents in excess of a reasonable amount to: (i) meet all distributions, claims and contingent liabilities; (ii) establish such reserves as provided in the Trust Agreement and in the Plan; or (iii) preserve or enhance the liquidation value of the Trust Assets during the term of the Trust.

LIQUIDATING TRUSTEE

     Pursuant to the Trust Agreement, the Liquidating Trustee oversees the liquidation of the assets of the Trust. The liquidation of the assets may be accomplished either through the prosecution, compromise and settlement, abandonment or dismissal of any or all claims, rights or causes of action, or otherwise subject to the terms of the Plan. The Liquidating Trustee also has the power to retain any professionals or transfer agents that are deemed advisable.

     The Liquidating Trustee is directly and indirectly the representative of the Debtors' estates as that term is used in Section 1123(b)(3)(B) of the Bankruptcy Code and has the rights and powers provided for in the Bankruptcy Code, including Section 1107 thereof. The Liquidating Trustee is also the successor-in-interest to the Debtors and the Non-Debtor Affiliates with respect to any action that was or could have been commenced by the Debtors and the Non-Debtor Affiliates.

     The Liquidating Trustee is not permitted, at any time, on behalf of the Trust or its Beneficiaries, to enter into or engage in any trade or business, and no part of the Trust Assets or the proceeds, revenue or income therefrom may be used or disposed of by the Trust in furtherance of any trade or business, except to the extent reasonably necessary to preserve and enhance the liquidation value of the Trust Assets.

     The Liquidating Trustee has broad based authority to manage the assets and affairs of the Trust, as indicated in the Plan. The Liquidating Trustee does not have unchecked power however. For example, the Liquidating Trustee may not, without the approval of a majority of the members of the Liquidating Trust Board, (i) sell any assets of the Trust for an amount greater than $3,000,000,

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(ii)  adopt the  annual  budget of the  Trust,  (iii)  determine  the  amount of reserves and approve operating expenses in excess of the annual budget for the Trust, (iv) create entities and transfer assets to or between such entities and the Platform Subsidiaries, (v) settle or pursue Litigation Claims or (vi)
appoint  the  members,  directors,   trustee(s)  or  officers  of  the  Platform
Subsidiaries or any other entity created by the Trust.

     The Liquidating Trustee is not required to seek the approval of the Liquidating Trust Board with respect to the settlement or pursuit of any Avoidance Action; provided, however, that if the amount in dispute is greater than $250,000, the Liquidating Trustee is required to obtain Bankruptcy Court approval of the settlement or pursuit of such Avoidance Action. Moreover, the Trust is required to obtain Bankruptcy Court approval with respect to the settlement of the Litigation Claims.

     Any dispute between the Liquidating Trustee and the Liquidating Trust Board will be resolved by the Bankruptcy Court. In the event of a dispute between the Liquidating Trustee and the Liquidating Trust Board, the Liquidating Trustee and the Liquidating Trust Board will have the authority to retain separate counsel to represent such party in any proceeding before the Bankruptcy Court with the reasonable fees and expenses of such counsel to be advanced and reimbursed by the Trust. A member of the Liquidating Trust Board (or the dissenting members of the Liquidating Trust Board which represent less than a majority of the Liquidating Trust Board) who dispute(s) any action taken by the Liquidating Trust Board or the Liquidating Trustee will not have the right to challenge any decision of the Liquidating Trust Board at the Trust's expense, retain counsel on behalf of the Liquidating Trust Board or have the fees and expenses of counsel retained by such member(s) to represent such member(s) advanced or reimbursed by the Trust.

LIQUIDATING TRUST BOARD

     The Liquidating Trust Board has the authority and responsibility to oversee, review, and guide the activities and performance of the Liquidating Trustee A majority of the total number of members of the Liquidating Trust Board then in office constitutes a quorum for the transaction of business at any meeting of the Liquidating Trust Board. The affirmative vote of a majority of the members of the Liquidating Trust Board present at a meeting at which a quorum is present is the act of the Liquidating Trust Board unless the Trust Agreement or the Plan requires a greater percentage and except as otherwise required by law.

     The Liquidating Trust Board has the authority to remove the Liquidating Trustee for "Cause" (as defined in the Trust Agreement) which removal will be effective upon approval by the Bankruptcy Court. In addition, the remaining members of the Liquidating Trust Board have the power to fill any vacancy created by the death, resignation or removal of a member of the Liquidating Trust Board or remove a member of the Liquidating Trust Board for "Cause" (as defined in the Trust Agreement) which appointment or removal, as the case may be, will be effective upon approval by the Bankruptcy Court. The Liquidating Trustee and/or the remaining members of the Liquidating Trust Board may nominate a Person to fill any vacancy created by the death, resignation or removal of a member of the Liquidating Trust Board, and such nomination will be approved by a majority vote of the remaining members of the Liquidating Trust Board including the Liquidating Trustee and approved by the Bankruptcy Court.

     In the event of a vacancy in all of the positions of the Liquidating Trust Board due to the death or simultaneous resignation of all of the members of the Liquidating Trust Board, then the Liquidating Trustee will nominate five (5) persons to fill such vacancies, and such persons will be appointed, with such appointment to be effective upon approval of the Bankruptcy Court and a majority vote of the holders of the uncertificated beneficial interests in the Trust (the "TRUST INTERESTS").

     The Liquidating Trust Board has the authority to select and engage such persons, and select and engage such professional advisors, including, without limitation, any Professional previously retained by the Debtors or the Committees, in accordance with the terms of the Plan and the Trust Agreement, as the Liquidating Trust Board deems necessary and desirable to assist the Liquidating Trust Board in fulfilling its obligations under the Trust Agreement and the Plan, and the Trust will pay the reasonable fees of such persons and reimburse such persons for their reasonable out-of-pocket costs and expenses.

DURATION OF TRUST

     The Trust will terminate on the later of: (i) the date of entry by the Bankruptcy Court of the final decree which fully and finally closes the Chapter 11 cases of the Debtors (the "FINAL DECREE"); or (ii) the date upon which all of the Trust Assets have been distributed to the Beneficiaries and there are no remaining assets expected to be received in the Trust Assets; PROVIDED, HOWEVER, that the Trust will terminate no later than the fifth (5th) anniversary of the Effective Date. On or prior to such termination date, the Bankruptcy Court, upon motion by a party in interest, may extend the term of the Trust upon a finding by the Bankruptcy Court that the extension is necessary for the liquidating purposes of the Trust. Extensions may be obtained so long as each extension is approved by the Bankruptcy Court six months prior to the expiration of the original term and each extended term.

     After the termination of the Trust and for the purpose of liquidating and winding up the affairs of the Trust, the Liquidating Trustee will continue to act as such until its duties have been fully performed. Upon distribution of the Trust Assets and entry of the Final Decree and unless ordered otherwise by the Bankruptcy Court as part of the Final Decree, the Liquidating Trustee will retain for a period of two (2) years the books and records which have been delivered to or created by the Liquidating Trustee. Subject to the Final Decree, at the Liquidating Trustee's discretion, all of such books and records may, but need not, be destroyed at any time after two (2) years from the completion and winding up of the affairs of the Trust. Except as otherwise specifically provided in the Trust Agreement, upon the discharge of all liabilities of the Trust, final distribution of the Trust Assets and entry of the Final Decree, the Liquidating Trustee will have no further duties or obligations relating to the Trust.

ITEM 2. FINANCIAL INFORMATION.

     Reference is made to the financial statements of the Trust (the "TRUST BALANCE SHEET") as of January 22, 2001 (the inception of the Trust), which are attached to this Registration Statement as Appendix A. The following information concerning the Trust's financial condition should be read in conjunction with the Trust Balance Sheet.

EFFECTIVE DATE ASSETS, CLAIMS AND LIABILITIES

     On January 22, 2001, the Debtors contributed approximately $204.6 million of net assets to the Trust which transferred such assets directly to NAS. The Trust is the sole member of NAS. The assets transferred to NAS consisted principally of:

     (i)  Cash and cash equivalents of $28.2 million;

     (ii) Restricted cash and cash equivalents of $3.4 million, relating primarily to cash equivalents that are pledged as security for obligations and $2.1 million that has been sequestered in connection with a dispute with Del Webb Corporation (see Item 8 below);

     (iii)Real estate assets and partnership interests, net of $65.4 million consisting of the following:

          * NEWLAND TFC LLC, a series of five distinct residential communities in California in which the Trust has invested along with Newland and with CalPERS in the Cal Land Partnership. In each of the communities, the Cal Land Partnership is selling lots to builders. In one of the five communities, the Storke Ranch project, Newland TFC has also aligned with the builder to finance housing construction.

          * STILLWATERS, a 2,200-acre resort community, situated on Lake Martin in Dadeville, Alabama. It offers 36 holes of golf, a golf clubhouse with a restaurant for casual dining, a marina, hiking trails and a lakeside conference center with a restaurant for an upscale casual dining experience. StillWaters offers golf course lots with upscale homes, executive cottages, golf cabins, and condominiums.

          * BLOOMINGTON BUILDINGS, two industrial grade buildings located in Bloomington, Indiana, which are part of the Bloomington Industrial Center. Building 3 offers 450,000 sq. ft., and Building 4 offers 630,000 sq. ft. for a total of approximately 1,080,000 sq. ft. of industrial lease space.

          * VARIOUS OTHER REAL ESTATE ASSETS including raw land, commercial buildings and ground leases.

     (iv) Receivables net of $83.7 million primarily consisting of a $68 million note receivable from Shea Homes, Inc. secured by a 7,000 acre master planned community, and other receivables relating to land contracts, timeshare paper, notes receivable and various other commercial receivables.

     (v) Investments in other operating companies, net of $13.9 million consisting of ownership in a venture capital fund and various other operating companies including an alarm company and copier company.

     (vi) Marketable securities of $9.6 million consisting principally of ownership of a sub-prime lending institution.

     (vii)Other assets, net of $.5 million consisting principally of property, plant and equipment.

     On the Effective Date, the Trust recognized claims and other liabilities of $28.5 million. This amount included $6.7 million for administrative and post-petition expenses primarily related to professional fee expenses and other miscellaneous accrued expenses and, $9.0 million for outstanding Class 1, 5 and 6 claims and $12.8 million in discounted estimated future costs of the Trust. This cost includes costs to liquidate assets and out-of-pocket litigation expenses. Administrative and post petition expenses will be paid as they come due and are approved by the Bankruptcy Court through final fee applications from professionals.

DISTRIBUTIONS OF ASSETS

     On January 22, 2001, the Trust made an initial distribution to holders of Trust Interests aggregating approximately $20.0 million (approximately 3%) of the Class 3A and 3B claims allowed as of the Effective Date. On April 27, 2001, the Trust made a second distribution of $13.0 million (approximately 2%) of the Class 3A and 3B claims allowed as of the Effective Date.

ITEM 3. PROPERTIES.

     The Trust does not have any materially important physical properties, except for such properties that are held for sale.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     (a) Since the Trust has no outstanding "voting securities" within the meaning of the Exchange Act and the regulations thereunder, the disclosure requirements of Form 10 pertaining to 5% holders of voting securities are not applicable. Notwithstanding the foregoing, no person or group is the beneficial owner of more than 5% of the Trust Interests.

     (b) The following table sets forth certain information with respect to the beneficial ownership of the Trust Interests, as of the date of this Registration Statement, by the Liquidating Trustee and the members of the Liquidating Trust Board. There is only one class of Trust Interests.

          NAME OF BENEFICIAL OWNER                    PERCENT OF CLASS
          ------------------------                    ----------------
          Clifton R. Jessup, Jr.                           0.00%
          Stephen L. Culp                                  0.00%
          Mark E. Winkleman                                0.00%
          John V. Prince                                   0.01%
          Paul D. Carlson                                  0.05%
          Shirley C. Weast                                 0.13%

     (c) Because the Trust does not have any "voting securities" within the meaning of the Exchange Act and the regulations thereunder, changes in ownership of voting securities will not result in a change of control of the Trust. Pursuant to the terms of the Trust Agreement, the Liquidating Trustee and the Liquidating Trust Board have sole management and executive authority over the Trust. The Liquidating Trustee and the initial members of the Liquidating Trust Board were initially selected by the Restructuring Committee, the Official
Collateralized Investors' Committee and the Official Joint Committee of Unsecured Creditors, and the Bankruptcy Court approved such selections in connection with the Confirmation Order. The Liquidating Trustee and the members of the Liquidating Trust Board will serve for the duration of the Trust. However, in the event of any member's earlier death, resignation or removal, such member will be replaced pursuant to the terms of the Trust Agreement.

     The Trust has no knowledge of any arrangements which may result in a change of control of the Trust.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

     The description of the Trust Agreement provided below and as provided herein is only a summary and is qualified in its entirety by reference to the Trust Agreement, a copy of which is filed as Exhibit 3.1 to this Registration Statement.

     The decision-making authority for the Trust resides in the Liquidating Trustee and the Liquidating Trust Board. As more fully described above in Item 1 and in the Trust Agreement, the Liquidating Trustee is primarily responsible for the Trust's day-to-day operations, and the Liquidating Trust Board supervises the Liquidating Trustee and has the ability to approve or disapprove certain of the Liquidating Trustee's material decisions (See Item 1 above). The Liquidating Trustee and the members of the Liquidating Trust Board were appointed in accordance with the Confirmation Order, and each of them will serve in their related capacity until such person's death, resignation or removal in accordance with the terms of the Trust Agreement.

     The following table sets forth information regarding the Liquidating Trustee and the Liquidating Trust Board. A summary of the background and experience of each of these individuals is set forth after the table.

            NAME                AGE                    POSITION
            ----                ---                    --------
     Clifton R. Jessup, Jr.     46           Liquidating Trustee
     Paul D. Carlson            66           Liquidating Trust Board Member
     Stephen L. Culp            35           Liquidating Trust Board Member
     John V. Prince             46           Liquidating Trust Board Member
     Shirley C. Weast           62           Liquidating Trust Board Member
     Mark E. Winkleman          43           Liquidating Trust Board Member

     CLIFTON R. JESSUP, JR. was approved as the Liquidating Trustee pursuant to the Confirmation Order. Mr. Jessup is a partner and the head of the Bankruptcy & Insolvency Group at the Dallas office of Patton Boggs LLP which he joined in 1997. Prior to joining Patton Boggs LLP, Mr. Jessup was the Chairman of Dixon and Jessup, Ltd., LLP and the Managing Partner of the Dallas office of that firm from 1990 until 1997. Mr. Jessup received his Bachelor of Arts from Oakwood College in 1976 and his Juris Doctor from University of Michigan School of Law in 1978. Mr. Jessup's experience includes the representation of secured creditors, unsecured creditors, committees, equity holders, debtors and trustees in federal bankruptcy cases in over 37 states. Mr. Jessup was appointed as the Examiner in the Megafoods Stores bankruptcy case in Phoenix, Arizona in 1996. When the Plan of Liquidation was confirmed in 1998, Mr. Jessup was appointed as the Estate Representative of the Megafoods Liquidation Estate, a position that he currently holds.

     PAUL D. CARLSON served as the Chairman of the Official Collateralized Investors' Committee. From 1980 until his retirement in 1993, Mr. Carlson was a Senior Development Engineer with Hughes Aircraft Company, where he was responsible for the procurement of components and their functional integrity in a major missile system.

     STEPHEN L. CULP served as the Co-Chairman of the Official Joint Committee of Unsecured Creditors. Mr. Culp has been employed since 1999 as the Director of Property Development and Legal Counsel at Saddleback Valley Community Church in Lake Forest, California, one of the largest churches in the United States. From 1992 to 1999 Mr. Culp worked at the Orange County law firm of Callahan, McCune & Willis, specializing in litigation.

     JOHN V. PRINCE is affiliated with Cadre Business Advisors LLC and currently serves as a member of the Board of Directors of Arizona MultiBank, an Arizona community development corporation. Prior to joining Cadre Business Advisors as a private management consultant, Mr. Prince was Senior Vice President and Chief Financial Officer of Employee Solutions, Inc., which filed a voluntary petition for relief under Chapter 7 of the Bankruptcy Code on February 26, 2001. Mr. Prince directed all SEC reporting, financial accounting operations, cash management, corporate budgeting and financial system activities. Prior to 1997 Mr. Prince held several positions with First Interstate Bancorp, Inc. Most notably, he was the Vice President and Manager of Bank SEC and Regulatory Reporting from 1994 until 1996. From 1990 until 1994, Mr. Prince was a Vice President at First Interstate Bank of Texas, where he was involved with the purchase of failed banks and savings and loans in cooperation with the Resolution Trust Corporation. From 1986 until 1990, Mr. Prince was Vice President and Controller for First Interstate Bank of Oklahoma where he was involved in the purchase and liquidation of the assets of failed banks in cooperation with the Federal Deposit Insurance Corporation. Mr. Prince is a

Certified Public Accountant who is certified in Arkansas and Oklahoma. Mr. Prince graduated with a Bachelor of Arts in Accounting from the Ouachita Baptist University. Mr. Prince is a member of the North Phoenix Baptist Church, and he was a holder of the Debtors' Collateralized Securities.

     SHIRLEY C. WEAST, who served as a member of the Official Collateralized Investors' Committee, retired in 1990 after having operated the Shirley C. Weast Agency for 30 years in the State of New York. Ms. Weast is a licensed insurance and real estate broker in the State of New York.

     MARK E. WINKLEMAN is the founder of MGS Realty Partners LLC, which acquires and sells commercial properties. Prior to founding MGS Realty Partners LLC in 2000, Mr. Winkleman was in charge of acquisitions for Pacific Realty Advisors, where he directed the acquisition and disposition of many commercial properties from 1997 until 1999. From 1991 to 1997, Mr. Winkleman was the Senior Vice President of Grossman Company Properties, a real estate investment company in Phoenix, Arizona, where he was actively involved in the acquisition, development, financing and disposition of projects such as the Arizona Biltmore Hotel, Biltmore Fashion Park, National Bank Tower, Christown Mall, the Arizona Mills and several other significant real estate projects. Mr. Winkleman was not an Investor or a creditor in the Debtors' Chapter 11 cases, and he had no prior connection with the Debtors or the Non-Debtor Affiliates.

ITEM 6. EXECUTIVE COMPENSATION.

COMPENSATION OF THE LIQUIDATING TRUSTEE

     On December 19, 2000 the Bankruptcy Court approved the Trust's entry into the compensation agreement by and among the Transferors and Clifton R. Jessup, Jr. (the "TRUSTEE COMPENSATION AGREEMENT"). The following description of the Trustee Compensation Agreement is only a summary and is qualified by reference to the Trustee Compensation Agreement, a copy of which is filed as Exhibit 10.1 to the Registration Statement.

     The compensation of the Liquidating Trustee is comprised of three components: hourly compensation, expense reimbursement and a performance bonus. The Liquidating Trustee's hourly compensation is an hourly rate of $295.00, which is subject to periodic upward adjustment by the Liquidating Trust Board. The Liquidating Trustee will not be compensated for his travel time to and from Phoenix, Arizona unless he is actually working on matters pertaining to the Trust during that travel time.

     All reasonable out of pocket expenses incurred by the Liquidating Trustee for airfare between Dallas, Texas and Phoenix, Arizona (the "TRAVEL EXPENSES"), are reimbursable as an expense of the Trust. All reasonable out of pocket expenses incurred by the Liquidating Trustee and relating to the Liquidating Trustee's performance of his duties hereunder and under the Trust Agreement and which are not Travel Expenses (the "REIMBURSABLE EXPENSES"), are also reimbursable as an expense of the Trust.

     The performance bonus to be paid to the Liquidating Trustee is based on the Net Recoveries paid to certain Creditors and is as follows:

                                         PERFORMANCE BONUS (EXPRESSED AS A
       NET RECOVERIES                      PERCENTAGE OF NET RECOVERIES)
       --------------                      -----------------------------
$0 - $125,000,000                                      None
$125,000,000 - $250,000,000                            .25%
$250,000,000.01 - $500,000,000                         .50%
$500,000,000.01 and above                              .75%

"NET RECOVERIES" means the aggregate of all distributions by the Trust to the Holders of claims in Class 3A, Class 3B and Class 5 (see Appendix A(1)(f) for a further description of such claims) from the liquidation of the Trust Assets and the prosecution and/or settlement of the Litigation Claims. The aggregate amount of all hourly compensation paid to the Liquidating Trustee by the Trust and the Travel Expenses reimbursed by the Trust will be deducted from the performance bonus payable to the Liquidating Trustee.

COMPENSATION OF THE LIQUIDATING TRUST BOARD

     On December 19, 2000 the Bankruptcy Court approved the form of the compensation agreement to be entered into by the Trust and the members of the Liquidating Trust Board (the "BOARD COMPENSATION AGREEMENT"). The following description of the Board Compensation Agreement is only a summary and is qualified by reference to the Board Compensation Agreement, the form of which is filed as Exhibit 10.2 to the Registration Statement.

     Each member of the Liquidating Trust Board receives $1,000 for each calendar month during which the Board Member serves as a member of the Liquidating Trust Board and $2,000 for each meeting of the Liquidating Trust Board which the Board Member attends (either in person or by telephone conference). Pursuant to the Board Compensation Agreement, these two components of compensation shall not exceed $36,000 for any twelve-month period.

     In addition, the Independent Board Member, Mark Winkleman, receives $1,250 for each calendar month during which he serves as the Chair of the Audit Committee and the Valuation Committee

     In addition to the compensation described above, each Liquidating Trust Board member is also entitled to reimbursement of all reasonable out-of-pocket expenses, including travel expenses.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     None.

ITEM 8. LEGAL PROCEEDINGS.

LAWSUIT AGAINST ARTHUR ANDERSEN

     On August 25, 2000, BFA filed a complaint against BFA's former accounting firm, Arthur Andersen LLP ("ARTHUR ANDERSEN"), in Maricopa County Superior Court alleging claims of negligence, breach of contract and breach of fiduciary duty. The lawsuit alleges that BFA's failure resulted directly from Arthur Andersen's wrongful conduct in connection with its annual audits and consulting engagements that Arthur Andersen performed for BFA. The lawsuit also alleges that Arthur Andersen failed to conduct its annual audits in accordance with generally accepted auditing standards and had no basis to conclude that the financial statements of BFA were presented in accordance with generally accepted auditing standards or generally accepted accounting principles. The complaint further claims that Arthur Andersen ignored "red flags" that, if examined as required by generally accepted auditing standards, would have revealed the unlawful scheme being perpetrated by certain members of BFA's former senior management. A motion to dismiss the complaint filed by Arthur Andersen was denied by the court on December 7, 2000 and an amended complaint was filed by BFA on January 10, 2001. The amended complaint alleges claims for negligent misrepresentation, negligence, breach of contract, breach of fiduciary duty and substantial assistance in the breach of fiduciary duties and seeks unspecified compensatory and punitive damages. A trial date has been set for March 4, 2002. The litigation claims that BFA had with respect to Arthur Andersen were transferred to the Trust on the Effective Date.

ADVERSARY PROCEEDING AGAINST L. DWAIN HOOVER

     BFA filed an adversary proceeding in the Bankruptcy Court on February 15, 2000 against L. Dwain Hoover, a former BFA director, and the related parties that he owns or controls (collectively, "HOOVER"). The complaint in the adversary proceeding alleges that Hoover breached his fiduciary duties to BFA by both illegally obtaining loans from, and making loans to, certain affiliates of BFA. As alleged in the adversary proceeding, often these loans were quickly assigned from the initial creditor entity to BFA, to avoid the appearance of Hoover illegally obtaining loans from BFA. Also, Hoover used the funds from various of these loans to re-lend or invest on terms that netted Hoover huge returns far in excess of the return BFA realized on its below-market-rate loans to Hoover. The adversary proceeding also alleges that, consistent with his other lending practices, the loans Hoover made to certain of BFA's affiliates were made at above-market interest rates. The adversary proceeding seeks to recover for the BFA Liquidation Trust all funds improperly borrowed by Hoover, all profits improperly made on funds Hoover borrowed from BFA and its affiliates, all other profits Hoover improperly reaped from transactions with BFA, and other damages.

     Substantial litigation is ongoing in the Hoover adversary proceeding. The court entered an injunction on a Temporary Restraining Order on March 27, 2000 and a Preliminary Injunction on April 10, 2000 freezing over $9,000,000 in cash and negotiable promissory notes belonging to Hoover. Hoover has appealed the granting of the Preliminary Injunction to the District Court. A trial date of October 31, 2000 was set to try the case in the Bankruptcy Court; however, just prior to the trial, Hoover filed a motion to have the matter heard in the United States District Court for the District of Arizona. That motion is still pending.

The litigation claims that BFA had with respect to Hoover were transferred to the Trust on the Effective Date.

ADVERSARY PROCEEDING AGAINST HAROLD FRIEND

     On February 18, 2000, BFA filed a lawsuit against Harold Friend and two companies co-owned by Mr. Friend and BFA-related companies, Export Tyre Holding Company and F&F Capital Investment Company, seeking a full accounting of his financial records and business dealings with BFA and its former senior management team. Upon the filing of the complaint, Mr. Friend, through his counsel, entered into a stipulation whereby Mr. Friend agreed to give BFA a full accounting of his financial records. The exchange of information pursuant to that stipulation has been ongoing. Additionally, BFA and Mr. Friend have participated in ongoing settlement discussions relating to this proceeding and his prior relationship with BFA. The litigation claims that BFA had with respect to Mr. Friend and the two companies co-owned by Mr. Friend were transferred to the Trust on the Effective Date.

BANKRUPTCY COURT PROCEEDING AGAINST DEL WEBB

     On September 14, 2000 BFA filed a motion in the Bankruptcy Court requesting approval of the procedures and structures to be employed in the sale of the Pleasant Point property. Del Webb filed an objection to such motion on a number of grounds including a claim that the motion sought to improperly limit deferred compensation due to Del Webb under a real estate option agreement known as the Wirth Option. Thereafter, BFA and Del Webb met and agreed that the amount of the Deferred Consideration to be paid to Del Webb upon the exercise of the Wirth Option is $3.1 million cash. After the agreement was negotiated and the existence of a settlement agreement was announced to the Bankruptcy Court in open court, a dispute arose regarding the language of the final version of the Agreed Order. Specifically, the dispute is centered on $2 million in credits paid by BFA under the Wirth Option. BFA and Del Webb agreed to sequester the $2 million disputed amount until sometime after the closing of the sale of the land until such time that the matter could be set for an evidentiary hearing. The Bankruptcy Court has set such a hearing for May 13 and 14, 2001. An additional $100,000 was also sequestered after a similar dispute arose upon the final closing of the Wirth Option land.

LAKEPOINT BANKRUPTCY PROCEEDINGS

     In 1992 plaintiff Lakepoint Development Company Inc. ("LAKEPOINT") entered into a joint venture agreement entitled Coyote Lakes Joint Venture (the "JOINT VENTURE") with Arizona Southern Baptist New Church Ventures ("ASBNCV"). ASBNCV subsequently transferred its interest in the Joint Venture to Foundation Development Corporation ("FDC"). After the Joint Venture sold its golf course a dispute arose between the parties over entitlement to proceeds from the sale. In 1996 Lakepoint filed a lawsuit against BFA, ASBNCV, FDC and the Joint Venture seeking a resolution of the dispute. On June 16, 1998, the Superior Court judge in the matter ruled in favor of the BFA parties and his decision was subsequently upheld on appeal.

     On August 14, 1998, Lakepoint filed a Chapter 11 petition in the Bankruptcy Court and also filed a lawsuit in Bankruptcy Court seeking an injunction preventing the distribution of proceeds from the sale of the golf course and a ruling on how the proceeds must be distributed. On November 1, 1999, the

Bankruptcy Court granted a preliminary injunction pending final resolution of the case ordering the BFA parties to sequester 50% of the net sale proceeds ($1.375 million) from the sale of the Joint Venture golf course. Lakepoint now claims that its share of the sale proceeds should be $1.9 million. A trial was conducted in this case on December 5, 2000 and on March 30, 2001, the Bankruptcy Court ruled in favor of the BFA parties.

TFCI V. COUSOULLIS

     On December 14, 2000, a subsidiary of BFA filed a complaint in Maricopa County Superior Court against Nicholas and Christina Cousoullis and their companies seeking to collect on a delinquent note secured by property known as Ponderosa Trails near Flagstaff, Arizona. The defendants in that action have avoided service of process thus far; however the Trust has commenced foreclosure proceedings against the Ponderosa Trails property. A trustee's sale of the property had been scheduled in April 2001; however, Mr. and Mrs. Cousoullis and an affiliated party filed a motion in Bankruptcy Court to determine their right to assert certain defenses and setoffs to this obligation and the Bankruptcy
Court has ordered that any trustee's sale be delayed until after the issues raised in the Cousoullis motion are resolved. On April 27, 2001 the Bankruptcy Court ordered the Cousoullis parties to file a pleading with the Bankruptcy Court on or before May 20, 2001 setting forth their claims. The litigation claims that TFCI had with respect to Cousoullis were transferred to the Trust on the Effective Date.

QUALITY COPY V. SCOTTSDALE UNIFIED SCHOOL DISTRICT

     On July 8, 1999, Quality Copy, Inc., a wholly owned subsidiary of the Trust, filed a lawsuit in Maricopa County Superior Court against the Scottsdale Unified School District ("SUSD") for violations of school procurement laws in the acquisition of copiers, violations of civil rights, defamation, and violations of the State Antitrust Act. The lawsuit seeks compensatory damages in excess of $2 million and treble damages for antitrust violations. Individually named SUSD governing Board Member defendants in the action have filed a motion to dismiss the defamation and civil rights claims on the basis of absolute immunity. The court's ruling on the motion is pending and will not affect the claim against SUSD. The litigation claims that Quality Copy, Inc. had with respect to SUSD were transferred to the Trust on the Effective Date.

WILLIAM AND MARGARET CROTTS CHAPTER 13 BANKRUPTCY PROCEEDING

     On April 3, 2000, William and Margaret Crotts filed for bankruptcy protection under Chapter 13 in the Bankruptcy Court. On July 21, 2000 the Official Joint Committee of Unsecured Creditors appointed in the Debtor's Chapter 11 proceedings (the "UNSECURED CREDITORS COMMITTEE") filed a motion to dismiss the Chapter 13 proceeding arguing that the petition was filed in bad faith, the Crotts refused to answer questions and the Crotts' noncontingent, liquidated, unsecured claims exceeded the statutory limit. The motion was denied without prejudice to the Unsecured Creditors Committee's right to re-file the motion after discovery is completed. On January 22, 2001, counsel for the Trust took over prosecution of the Unsecured Creditors Committee's objections to the Crotts' Chapter 13 petition and commenced discovery against the Crotts. The Trust was concerned that if the Crotts were successful in their attempts to receive confirmation of their currently proposed Chapter 13 plan, the Crotts would receive a discharge of their debts, including all claims the Trust has against them, in which case the Trust would receive its proportionate share of approximately $14,000, which would be allocated among all unsecured creditors. The Trust believes that its claims total several million dollars, although the ability of the Crotts to repay all of the Trust's claims, if they were allowed in the proceeding, is unlikely. After a hearing on May 30, 2001, the Bankruptcy Court denied approval of the Crotts' plan as having been filed in bad faith.

DISPUTED PROOFS OF CLAIMS

     A number of creditors filed proofs of claims in the BFA bankruptcy proceeding which have been objected to by BFA. All of these disputes are pending in the Bankruptcy Court. Those claims in excess of $1 million which are still in dispute are the following:

     1. Claim of James F. Cook Family Trust. On March 21, 2000, Cook Family Trust filed a proof of claim alleging that it deposited $2 million in an Easy Access Account with BFA. In addition, Cook Family Trust claimed consequential damages of $1 million based on an allegation that its inability to access the aforementioned $2 million prevented it from consummating a real property transaction in North Carolina.

     2. Claim of Cook Charitable Trust and the Cooks as Its Beneficiaries. On March 21, 2000 James F. Cook and Carolyn S. Cook filed a proof of claim asserting that BFA had mismanaged the Cook Charitable Trust and claiming the right to seek $8 million in damages if the Cook Charitable Trust is dissipated due to the fault of BFA as its former trustee. On March 31, 2000, Cook Charitable Trust, through its current trustee, Mitchell C. Laird, also filed a proof of claim alleging that BFA abused its discretion and breached its fiduciary duty when it served as trustee of the Cook Charitable Trust.

     3. Claim of Cora Properties, L.L.C. On March 21, 2000, Cora Properties, L.L.C. filed a proof of claim seeking between $750,000 and $1 million as the excess value of certain real property that Cora Properties allegedly pledged as security for an outstanding loan of $700,000 from BFA to Cora Properties. This loan is currently in default and it is unclear whether the real property referred to by Cora Properties will be sufficient to satisfy the debt.

     4. Claims of Hoover Parties. On March 19, 2000, March 29-31, 2000 and May 22, 2000, Dwain Hoover and Beva Hoover, together with certain of their relatives and entities controlled by them, including D. Hoover & Associates Investments, Inc., The Hoover Family Charitable Trust, The Dwain & Beva Hoover Charitable Trust II, SLS Trust, CRM Holdings, and United Development Inc., filed fourteen proofs of claim aggregating over $16 million based on a number of theories. The most significant claims are (i) a claim in the approximate amount of $278,000 alleging that officers of BFA made an oral promise to repurchase certain real property; (ii) a claim in the approximate amount of $14.2 million alleging note obligations between New Church Ventures Credit Corporation and D. Hoover & Associates Investments, Inc; (iii) claims in the approximate amount of $328,000 based on IRA account investments; (iv) a claim by The Hoover Family Charitable Trust in the approximate amount of $580,000 based on the alleged conversion of trust property; and (v) a claim by The Dwain & Beva Hoover Charitable Trust II in the approximate amount of $680,000 based on the alleged conversion of trust property.

     5. Claims of Arizona Baptist Retirement Centers, Inc. and Related Parties. On March 20, 2000 Arizona Baptist Retirement Centers, Inc. ("ABRC") filed four proofs of claim and Arizona Baptist Management Services, Inc. ("ABMS"), a wholly owned subsidiary of ABRC, filed a proof of claim against BFA subsidiary MCF Corporation. The first proof of claim filed by ABRC alleged a secured claim in the approximate amount of $1.6 million based a secured promissory note. The second ABRC proof of claim alleged an unsecured claim in the amount of $50,000 based on a promissory note. The third ABRC proof of claim alleged an unsecured claim in the approximate amount of $864,000 based on ABRC's status as guarantor of a Port Perry Marketing Corp. obligation. The final ABRC proof of claim in dispute is a claim in the approximate amount of $763,000 based on ABRC's beneficial interest in the Harold Friend Charitable Trust II. ABMS's proof of claim alleged a claim in the amount of $163,000 based on two promissory notes.

     6. Claim of Arizona Southern Baptist Convention. On March 31, 2000 the Arizona Southern Baptist Convention ("ASBC") filed a proof of claim in the approximate amount of $1 million plus an unknown amount based on its alleged beneficial interest in various trusts or endowments for which BFA or one of its affiliates served as trustee. Further, the proof of claim seeks to have the court transfer BFA's beneficial interest in the trusts to ASBC.

     7. Claim of Arizona State Mission Board, Inc. On March 31, 2000, Arizona State Mission Board, Inc. ("ASMB") filed a proof of claim in the approximate amount of $1.45 million plus an unknown amount based on its alleged beneficial interest in various trusts or endowments for which BFA or one of its affiliates served as trustee. ASMB also seeks to have the court transfer BFA's beneficial interest in the trusts, transferred to ASMB.

     8. Claim of Arizona Baptist Children's Services, Inc. On March 31, 2000, Arizona Baptist Children's Services, Inc. ("ABCS") filed a proof of claim in the approximate amount of $2.3 million plus an unknown amount based on its alleged beneficial interest in various trust or endowments for which BFA or one of its affiliates served as trustee. ABCS also seeks to have the court transfer BFA's beneficial interest in the trusts, which is now held by the Trust, transferred to ABCS.

     9. Claim of Coyote Lakes Homeowners Association. Coyote Lakes Homeowners Association ("CLHA") manages the Coyote Lakes Development that was constructed by Coyote Lakes Joint Venture. Foundation Development Corporation, a BFA entity and co-debtor, was a member of the Coyote Lakes Joint Venture. On March 27, 2000, CLHA filed a proof of claim in the approximate amount of $3 million plus a "future contingent claim" in an unspecified amount based on alleged underfunding of a reserve account and improper homeowners assessments.

     10. Claim of Harold Friend and Related Parties. On March 31, 2000 Harold Friend and several entities controlled by him including Export Tyre Holding Company, Stockbridge holding Company, Stockbridge Realty

          Investors--Arizona, Inc., Property Consultants, Inc. and HMR, Inc. filed a proof of claim in the approximate amount of $16.5 million plus unliquidated amounts based on a number of theories. The most significant claim is one for unpaid fees and commissions, both earned and projected to be earned, in the approximate amount of $14.88 million.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Trust Interests held by the holders of Allowed Claims under the Plan are not listed on any securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation System. No established public trading market has developed with respect to the Trust Interests, and the Trust does not expect an established public trading market to develop. The Trust has not agreed to register the Trust Interests under the Securities Act of 1933, as amended.

     None of the Trust Interests are subject to outstanding options or warrants to purchase, or securities convertible into, Trust Interests. There are approximately 13,000 holders of Trust Interests.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     The Trust's securities were issued pursuant to the Plan, and their issuance was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 1145 of the Bankruptcy Code.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On the Effective Date and pursuant to the Plan, the Trust issued Trust Interests to holders of Allowed Claims, entitling such holders of Allowed Claims to the distributions specified by the Plan (see Appendix A(1)(f) for a further description of such claims). The amounts to be distributed to the holders of the Trust Interests will result from the cash flow actually realized from the liquidation of the non-cash trust assets and the resolution of the litigation claims held by the Trust. The description herein of such securities is qualified by reference to the Plan and the Trust Agreement, copies of which are filed with this Registration Statement as Exhibit 2.1 and Exhibit 3.1, respectively.

     The ownership of a Trust Interest does not entitle any beneficiary to any title in or to the Trust Assets as such, or to any right to call for a partition or division of the same, or to require an accounting except as specifically required by the terms of the Trust Agreement. Holders of Trust Interests are entitled to receive distributions of Net Distributable Cash in accordance with the Plan on the last day of each calendar quarter, commencing on March 31, 2001, or on such earlier date as the Liquidating Trustee deems advisable (each such date, a "DISTRIBUTION DATE"); PROVIDED, HOWEVER, that the Liquidating Trustee shall not be required to make any distribution, except on the Final Distribution Date (as defined in the Trust Agreement) to any holders of Trust Interests if the aggregate amount of such distribution is less than $5,000,000 or to any holder of a Trust Interest if the amount to be distributed is $5.00 or less. Any undistributed funds will be distributed on the Final Distribution Date. The date of record for determining entitlement of any holder of a Trust Interest to any payments is 15 business days prior to a Distribution Date. Generally, "NET DISTRIBUTABLE CASH" means, as of any date of determination, the aggregate of all cash or cash equivalents available for immediate distribution held by the Trust, as reflected on the books and records of the Trust, less (i) amounts needed to pay operating expenses of the Trust and expenses related to the prosecution of Litigation Claims, (ii) amounts needed to pay certain other Creditors in accordance with the Plan, and (iii) reasonable reserves to enhance and maintain the value of the Trust Assets pending liquidation as determined in good faith by the Liquidating Trustee. The ultimate amounts distributed to holders of Trust Interests will result from the cash proceeds actually realized for the liquidation of the non-cash Trust Assets, the cash proceeds received from the prosecution of the Litigation Claims (net of related expenses), and the resolution of claims against and liabilities associated with the Trust Assets.

     Holders of Trust Interests are not entitled to any voting rights under the Trust Agreement, provided however, that in the event of a vacancy in all of the positions of the Liquidating Trust Board due to the death or simultaneous resignation of all of the members of the Liquidating Trust Board, then the Liquidating Trustee shall nominate five (5) persons to fill such vacancies and such successor members shall be appointed, with such appointment to be effective upon approval of the Bankruptcy Court and a majority of the holders of the Trust Interests, based upon the amount of Trust Interests held.

     The Trust Agreement may be amended from time to time, without modifying the Plan, with the approval of the Liquidating Trustee and the Liquidating Trust Board, except that the Trust Agreement shall not be amended to materially alter the priority of claims or distribution scheme under the Plan. In addition, any amendment of the provisions of the Trust Agreement relating to the governance of the Trust or any other material amendment of the Trust Agreement shall only be effective upon the approval of the Liquidating Trustee, the Liquidating Trust Board and the Bankruptcy Court.

     The Trust Interests issued pursuant to the Plan may be resold by the holders of such Trust Interests. However, the transfer will be subject to any avoidance or disallowance of the Creditor's claim which resulted in the issuance of a Trust Interest to such Creditor. Prior to any intended transfer, assignment, hypothecation, pledge, exchange or conveyance, the holder who wishes to transfer, assign, hypothecate, pledge, exchange or convey the Trust Interest held by it shall submit to the Transfer Agent and Registrar, a duly endorsed assignment and the appropriate transfer fee. The transfer fee will be an amount that is ordinary and customary. In addition, the transferor will also have to comply with any reasonable restrictions placed on the transfer of Trust Interests by the Liquidating Trustee to ensure compliance with any state or federal securities laws, investment company laws or any similar laws regulating such transfers. Moreover, if any tax or governmental charge is imposed on any transfer of a Trust Interest, the Liquidating Trustee shall require payment of a sum sufficient to cover such charge from the transferor.

     No transfer shall be effected until, and the transferee shall succeed to the rights of a holder of a Trust Interest only upon, final acceptance and registration of the transfer by the Transfer Agent and Registrar in the appropriate records. Prior to the registration of any transfer by holders of Trust Interests, the Liquidating Trustee shall treat the person in whose name the Trust Interest is registered as its owner for all purposes, and the Liquidating Trustee shall not be affected by notice to the contrary. In addition, until the registration of any transfer by holders of Trust Interests, the proposed transferee shall have no rights under the Plan or the Trust Agreement.

     The Trust Interests will be held in book-entry form meaning that each holder's name is contained in a register to be maintained by the Transfer Agent and Registrar with a notation indicating the fractional interest of Net Distributable Cash that each holder is entitled. No holder of a Trust Interest will receive a certificate representing the Trust Interests unless the Trust determines that such Trust Interests should be represented by certificates.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Plan provides that from and after the Effective Date, the Trust will indemnify and hold harmless, among others, the Liquidating Trustee, the Liquidating Trust Board, all of the respective professional advisors, attorneys, consultants, or agents of, among others, the Liquidating Trustee and the Liquidating Trust Board and all of the members or former members, agents, employees, representatives, financial advisors, attorneys, consultants, affiliates, successors or assigns of, among others, the parties identified above (collectively, the "INDEMNIFIED PARTIES") from against any and all liabilities (fixed or contingent), obligations, losses, claims, actions, suits, costs, damages, expenses (including legal fees and expenses), disbursements, amounts paid in settlement, judgments, fines of any kind and nature whatsoever (each, an "INDEMNITY CLAIM") which may at any time be made, assessed, imposed on, asserted against or otherwise incurred by any Indemnified Party in connection with, relating to, or arising out of, the Chapter 11 cases of the Debtors (the "CHAPTER 11 CASES"), preparation for the Chapter 11 Cases, any settlement related to the Chapter 11 Cases, the negotiation and execution of the Plan, the negotiation and pursuit of Confirmation of the Plan, the consummation of the Plan, or the administration of the Plan, EXCEPT FOR such Indemnified Party's acts or omissions constituting willful misconduct, as finally determined by a court of competent jurisdiction. In each instance where there is an Indemnity Claim or potential Indemnity Claim for which any Indemnified Party is or may be entitled to seek indemnification, the Indemnified Party must notify the Liquidating Trustee in writing of such Indemnity Claim and shall furnish to the Liquidating Trustee copies of all notices, service of process, pleadings and other pertinent written communications from the party asserting such Indemnity Claim. The Trust will promptly advance any legal fees and expenses incurred by an Indemnified Party and reimburse any Indemnity Claim. If an Indemnified Party's actions or omissions are found to constitute willful misconduct, as finally determined by a court of competent jurisdiction, any funds transferred by the Trust to such Indemnified Party in connection with the related Indemnity Claim shall be promptly reimbursed. Any Indemnified Party may in its sole discretion retain its choice of legal counsel in connection with any Indemnity Claim. No former officer, director, employee, agent or insider of the Debtors or the Non-Debtor Affiliates is indemnified for any of their actions or omissions prior to the Petition Date, except to the extent set forth in the Plan.

     In addition, the Trust maintains a professional liability, directors and officers liability and corporate reimbursement policy, insuring the Liquidating Trustee, the members of the Liquidating Trust Board and certain other persons related to the Trust against certain claims.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The financial statements of the Trust filed with this Registration Statement are attached as Appendix A hereto.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Financial Statements.

     The financial statements of the Trust filed with this Registration Statement are attached as Appendix A hereto of this Registration Statement.

     (b) Exhibits

     The following exhibits are filed with this Registration Statement:

EXHIBIT 2.1 First Amended Joint Liquidating Plan of Reorganization of the Debtors Under Chapter 11 of the Bankruptcy Code

EXHIBIT 2.2    Order  Confirming   First  Amended  Joint   Liquidating  Plan  of
               Reorganization

EXHIBIT 3.1    Liquidating Trust Agreement, dated as of January 22, 2001

EXHIBIT 10.1   Trustee Compensation Agreement, dated as of January 22, 2001

EXHIBIT 10.2   Form of Board Compensation Agreement

EXHIBIT 21.1 Articles of Organization of New Asset Subsidiary, LLC, dated as of January 22, 2001

EXHIBIT 21.2 Operating Agreement of New Asset Subsidiary, LLC, dated as of January 22, 2001

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BFA LIQUIDATION TRUST


Date:  June 7, 2001                     By: /s/ Clifton R. Jessup, Jr.
                                            --------------------------------
                                            Name:  Clifton R. Jessup, Jr.
                                            Title: Liquidating Trustee

                                   APPENDIX A


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES



Consolidated Statement of Net Assets in Liquidation
  January 22, 2001.......................................................    F-2

Notes to Consolidated Statement of Net Assets in Liquidation
  January 22, 2001.......................................................    F-3

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                                   (UNAUDITED)

                                                                      AS OF
(DOLLARS IN THOUSANDS)                                          JANUARY 22, 2001
                                                                ----------------

                         Assets at estimated fair value

Cash and cash equivalents                                            $ 28,177
Restricted cash and cash equivalents                                    3,401
Receivables, net                                                       83,673
Real estate assets and partnership interests, net                      65,364
Investments in other operating companies, net                          13,928
Marketable securities                                                   9,598
Other assets, net                                                         484
                                                                     --------

    Total Assets                                                      204,625
                                                                     --------

                       Liabilities at estimated fair value

Payables and accrued liabilities                                       15,689
Estimated future cost of liquidation                                   12,800
                                                                     --------
    Total Liabilities                                                  28,489
                                                                     --------
Trust net asset value attributed to:
Class "3A" Certificate, 448,213,228 units outstanding                 147,954
Class "3B" Certificate, 137,176,571 units outstanding                  28,182
                                                                     --------

    Total net assets value                                           $176,136
                                                                     ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION.

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)


(1)  Summary of Significant Accounting Policies

     The unaudited and consolidated financial statements of the Trust reflect, in the opinion of management, all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Trust's net assets in liquidation as of January 22, 2001.

     (a)  Description of Business

     The "First Amended Joint Liquidating Plan of Reorganization of the Debtors Under Chapter 11 of the Bankruptcy Code" proposed by the Baptist Foundation of Arizona and related subsidiaries and affiliates (the "DEBTORS"), Official Collateralized Investors' Committee and Official Joint Committee of Unsecured Creditors, relating to Case No. 99-13275 ECF GBN (the "PLAN"), was confirmed by the United States Bankruptcy Court for the District of Arizona (the "BANKRUPTCY COURT"), by an order entered on December 22, 2000 and became effective on January 22, 2001. Pursuant to the Plan, the BFA Liquidation Trust (the "Trust") was formed.

     The primary purpose of the Trust is to (i) oversee and direct the liquidation of the assets that were transferred to the Trust pursuant to the Plan (the "TRUST ASSETS") for the benefit of the beneficiaries of the Trust (the "BENEFICIARIES") in accordance with Treasury Regulation Section 301.7701-4(d), (ii) prosecute all Litigation Claims for the benefit of the Trust, and (iii) distribute any proceeds of the litigation and the Trust Assets received by the Trust to the Beneficiaries. The Trust is not operated with the objective of continuing or engaging in the conduct of a trade or business, except to the extent reasonably necessary to preserve or enhance the liquidation value of the Trust Assets, and consistent with the liquidating purpose of the Trust.

     Pursuant to the Trust Agreement, the Liquidating Trustee and the Liquidating Trust Board will oversee the liquidation of the assets of the Trust in a cost-effective manner over a reasonable time period, with due regard for the risk that undue haste may minimize the liquidation proceeds of a particular asset. The Liquidating Trustee and the Liquidating Trust Board will make continuing efforts to dispose of the assets, make timely distributions and not unduly prolong the duration of the Trust. In overseeing the selling of the assets, or otherwise monetizing them, the Liquidating Trustee and the Liquidating Trust Board will use their best efforts to maximize the amount of the proceeds derived therefrom.

     The Trust is set to terminate on the later of: (i) the date of entry by the Bankruptcy Court of the final decree which fully and finally closes the Chapter 11 Cases (the "FINAL DECREE"); or (ii) the date upon which all of the Trust Assets have been distributed to the Beneficiaries and there are no remaining assets expected to be received in the Trust Assets, PROVIDED,

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


     HOWEVER, that the Trust will terminate no later than the fifth (5th) anniversary of the Effective Date. On or prior to such termination date, the Bankruptcy Court, upon motion by a party in interest, may extend the term of the Trust upon a finding by the Bankruptcy Court that the extension is necessary for the liquidating purposes of the Trust. Extensions may be obtained so long as each extension is approved by the Bankruptcy Court six months prior to the expiration of the original term and each extended term.

     After the termination of the Trust and for the purpose of liquidating and winding up the affairs of the Trust, the Liquidating Trustee will continue to act as such until its duties have been fully performed. Upon distribution of the entire Trust Assets and entry of the Final Decree and unless ordered otherwise by the Bankruptcy Court as part of the Final Decree, the Liquidating Trustee will retain for a period of two (2) years the books, records, Beneficiary lists, Register, and certificates and other documents and files which will have been delivered to or created by the Liquidating Trustee. Subject to the Final Decree, at the Liquidating Trustee's discretion, all of such records and documents may, but need not, be destroyed at any time after two (2) years from the completion and winding up of the affairs of the Trust. Except as otherwise specifically provided in the Trust Agreement, upon the discharge of all liabilities of the Trust, final distribution of the entire Trust Assets and entry of the Final Decree, the Liquidating Trustee will have no further duties or obligations relating to the Trust.

     (b)  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Trust. All significant intercompany transactions and balances have been eliminated in consolidation.

     (c)  Cash and Cash Equivalents

     The Trust considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Trust at January 22, 2001 maintains balances in various operating and money market accounts in excess of federally insured limits. At January 22, 2001, substantially all cash balances were in excess of federally insured limits. In accordance with the Liquidating Trust Agreement, all cash balances are invested in "Eligible Institutions" into "Eligible Investments."

     "ELIGIBLE INSTITUTION" means a depository institution organized under the laws of the United States of America or any one of its states or the District of Columbia, the deposits in which are insured by the Federal Deposit Insurance Corporation and that maintains a short-term unsecured

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


     debt rating of at least "A-1" by S&P or "P-1" by Moody's. Notwithstanding the foregoing, an institution that has corporate trust powers and that maintains the Accounts maintained for the benefit of the Beneficiaries as a fully segregated trust account with the trust department of the institution shall not be required to meet the foregoing rating requirements and need only maintain a long-term unsecured debt rating of at least "Baa3" by Moody's or at least "BBB-" by S&P.

     "ELIGIBLE INVESTMENTS" means book-entry securities entered on the books of the applicable registrar and held in the name of the Liquidating Trustee or its nominee and negotiable instruments or securities represented by instruments in bearer or registered form (registered in the name of the Liquidating Trustee or its nominee) that evidence:

          (i) direct obligations of, or obligations fully guaranteed as to timely payment by, the United States of America or any agency thereof;

          (ii) certificates of deposit (having original maturities of no more than 90 days) of depository institutions or trust companies incorporated under the laws of the United States of America or any one of its states (or domestic branches of foreign banks), subject to supervision and examination by federal or state banking or depository institution authorities, and having, at the time of the Trust's investment or contractual commitment to invest therein, the highest short-term unsecured debt rating from either S&P or Moody's;

          (iii)commercial paper (having  original  maturities of no more than 90 days) having, at the time of the Trust's investment or contractual commitment to invest therein, the highest short-term rating from either S&P or Moody's;

          (iv) notes (having original maturities of no more than 90 days) issued by any depository institution or trust company described in clause (b) above;

          (v) bank time deposit and demand deposit accounts (having original maturities of no more than 90 days) of depository institutions or trust companies incorporated under the laws of the United States of America or any one of its states (or domestic branches of foreign banks), subject to supervision and examination by federal or state banking or depository institution authorities, and having, at the time of the Issuer's investment or contractual commitment to invest therein, the highest short-term unsecured debt rating from either S&P or Moody's.

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


     (d) Restricted cash and cash equivalents represent cash equivalents that have been sequestered by the Bankruptcy Court or cash that has been pledged for future post-petition obligations.

     (e)  Trust Assets

     The net assets of the Trust are carried at estimated fair values which are the result of discounting, at appropriate discount rates, the currently estimated cash flows projected to be realized from the collection, liquidation and disposition of the noncash assets held by the Trust. Such assets consist principally of performing and nonperforming loans, income producing real estate and interests in real estate, and miscellaneous other assets and receivables transferred to the Trust upon the consummation of the Plan. The estimates of the future cash flows from which the net asset value of the Trust was derived are made under the direction of the management of the Trust based upon information available and believed to be reliable. There can be no assurance, however, that the estimates resulting from such reviews or the net asset values derived from such estimates will ultimately be realized due to the highly judgmental assumptions, discount rates, timing of cash flows, market risk and allowable disputed claims which were made in developing estimates of the amount and timing of future cash flows to be realized upon the liquidation of the types of assets such as those held by the Trust.

     In addition to the assets described above, the Trust also holds certain contingent asset claims, such as claims against the former Directors and Officers of BFA, claims against former accountants and other professionals, and judgments and deficiencies arising from charged off loans to former borrowers of the Debtors. The estimated future cash flows from which the net asset value of the Trust was derived include estimated future collections which might be realized from such claims only when such amounts are reasonably certain and estimable. As a result, there can be no assurance that there will ever be any material collections realized from such contingent asset claims.

     Trust Assets are revalued at least quarterly and adjustments to estimated fair values are included in operating results in the period in which they become known.

     For each asset, estimates of income, expenses and net cash flow on a monthly basis through the expected final disposition date are prepared. The individual asset budget is developed based upon factors which include physical inspection of the asset or the collateral underlying the related loans, local market conditions, contractual payments or rents, and discussions with the relevant borrower. The Trust's management periodically reevaluates and revises its projected monthly cash flows on an asset by asset basis.

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


     The following is a description of the assets held in the Trust:

          *    Cash and cash equivalents of $28.2 million;

          * Restricted cash and cash equivalents of $3.4 million, relating primarily to cash equivalents that are pledged as security for obligations, and $2.1 million that has been sequestered by the Bankruptcy Court in connection with a dispute with Del Webb Corporation (see Item 8 of the Registration Statement);

          * Receivables net of $83.7 million primarily consisting of a $68 million note receivable from Shea Homes, Inc. secured by a 7,000 acre master planned community, and other receivables relating to land contracts, timeshare paper, notes receivable and various other commercial receivables. This balance includes a reserve for doubtful accounts of $68.2 million;

          * Real estate assets and partnership interests, net of $65.4 million consisting of the following:

               * NEWLAND TFC LLC, a series of five distinct residential communities in California in which the Trust has invested along with Newland and with CalPERS in the Cal Land
                    Partnership. In each of the communities, the Cal Land Partnership is selling lots to builders. In one of the five communities, the Storke Ranch project, Newland TFC has also aligned with the builder to finance housing construction.

               * STILLWATERS, a 2,200-acre resort community, situated on Lake Martin in Dadeville, Alabama. It offers 36 holes of golf, a golf clubhouse with a restaurant for casual dining, a marina, hiking trails and a lakeside conference center with a restaurant for an upscale casual dining experience. StillWaters offers golf course lots with upscale homes, executive cottages, golf cabins and condominiums.

               *    BLOOMINGTON   BUILDINGS,   two  industrial  grade  buildings
                    located in Bloomington, Indiana, which are part of the Bloomington Industrial Center. Building 3 offers 450,000 sq. ft., and Building 4 offers 630,000 sq. ft. for a total of approximately 1,080,000 sq. ft. of industrial lease space.

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


               *    VARIOUS  OTHER  REAL  ESTATE  ASSETS   including  raw  land,
                    commercial buildings and ground leases.

          * Investments in other operating companies, net of $13.9 million consisting of ownership in a venture capital fund and various other operating companies including an alarm company and copier company;

          * Marketable securities of $9.6 million consisting principally of ownership of a sub-prime lending institution;

          * Other assets, net of $.5 million consisting principally of property, plant and equipment.

     (f)  Summary of Classification and Treatment of Claims

                  TYPE OF CLAIM
   CLASS           OR INTEREST                         DESCRIPTION
   -----           -----------                         -----------

Unclassified   Administrative Claims    Administrative   Claims  are   generally
                                        claims that arose during the pendency of
                                        the  bankruptcy  cases which are subject
                                        to    Bankruptcy     Court     approval.
                                        Administrative  Claims  are paid in full
                                        in  cash  (or  otherwise   satisfied  in
                                        accordance with its terms) on the latest
                                        of: (a) the  Effective  Date, or as soon
                                        after as  practicable;  (b) such date as
                                        may be fixed by the Bankruptcy Court, or
                                        as soon  after as  practicable;  (c) the
                                        tenth  business  day after such claim is
                                        allowed,    or   as   soon    after   as
                                        practicable; and (d) such date as the holder of such claim and the Trust agree.

Unclassified   Preserved Ordinary       Ordinary  course  administrative  claims
               Course Administrative    are also  claims  that arose  during the
               Claims                   pendency   of  the   bankruptcy   cases.
                                        Typically, such claims include claims of
                                        vendors  and  other  entities  supplying
                                        goods  and   services  to  the  Debtors.
                                        Preserved Ordinary Course Administrative
                                        Claims   are   paid  by  the   Trust  in
                                        accordance with either: (a) the terms and conditions under which such claim arose; or (b) in the ordinary course of the Trust's business. Such payments are to be made by the Trust without further action by the holder of such claim.

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


                  TYPE OF CLAIM
   CLASS           OR INTEREST                         DESCRIPTION
   -----           -----------                         -----------

Unclassified   Priority Tax Claims      Priority  Tax Claims are certain  claims
                                        of the IRS  that are  afforded  priority
                                        treatment under the Bankruptcy Code. The
                                        Trust  does  not  believe  that any such
                                        claims  exist.  If any  such  claims  do
                                        exist,  however,  they  will  be paid in
                                        full  in  cash  on the  Effective  Date;
                                        PROVIDED,  HOWEVER,  that the  Trust may
                                        elect   to  pay  such   claims   through
                                        deferred cash payments over a period not exceeding six years after the date of assessment of such claim, of a value as of the Effective Date, equal to the allowed amount of such claim.

Unclassified   Reclamation Claims       Reclamation Claims are claims of vendors
                                        that  delivered  goods  to  the  Debtors
                                        immediately prior to the commencement of
                                        the Debtors' bankruptcy cases. The Trust
                                        does not believe any such claims  exist.
                                        If any such  claims do  exist,  however,
                                        they  will be paid in full in cash  upon
                                        the latest of: (a) the  Effective  Date,
                                        or as soon  after  as  practicable;  (b)
                                        such   date  as  may  be  fixed  by  the
                                        Bankruptcy  Court,  or as soon  after as
                                        practicable;  (c) the tenth business day
                                        after   the   date  on  which  an  order
                                        allowing such claim becomes a final order, or as soon after as practicable;
                                        and (d) such other time as is agreed upon by the holder of such claim and the Trust.

Unclassified   Professional Fees        Upon approval by the  Bankruptcy  Court,
                                        paid in full in cash in such amounts as are allowed by the Bankruptcy Court (i) on the later of the Initial Distribution
                                        Date or the date the claim becomes an allowed Administrative Claim, or as soon after as practicable, (ii) upon such other terms as may be mutually agreed upon between the holder of the allowed
                                        Administrative  Claim and the Trust,  or
                                        (iii) in accordance with the terms of any applicable administrative procedures order entered by the Bankruptcy Court.

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)

                  TYPE OF CLAIM
   CLASS           OR INTEREST                         DESCRIPTION
   -----           -----------                         -----------

     1         Priority Claims          Each holder of an Allowed Priority Claim
                                        is to receive cash in an amount equal to
                                        such allowed Priority Claim on the later
                                        of: (a) the Initial  Distribution  Date,
                                        or as soon after as practicable; (b) ten
                                        business   days   after   the  date  the
                                        Priority   Claim   becomes   an  allowed
                                        Priority Claim, or as soon after as practicable; and (c) such other dates as the holder of the claim and the Trust may agree.

     2         Secured Tax Claims       Secured Tax Claims are comprised  almost
                                        exclusively   of  unpaid  real  property
                                        taxes that are secured by  operation  of
                                        applicable  state law. These claims will
                                        be paid in full in cash upon the  latest
                                        of: (a) the Initial  Distribution  Date,
                                        or as soon  after  as  practicable;  (b)
                                        such   date  as  may  be  fixed  by  the
                                        Bankruptcy  Court,  or as soon  after as
                                        practicable;  (c) the tenth business day
                                        after such claim is allowed,  or as soon
                                        after  as  practicable;  (d) the date on
                                        which the Secured Tax Claim is scheduled
                                        to be paid  in the  ordinary  course  of
                                        business   under   applicable   law   or
                                        regulation; and (e) such date as the holder of the claim and the Trust may agree.

     3A        Collateralized Investor  Certain  holders  of Class 3A claims for
               Claims which BFA acted as custodian for their IRAs or acted as trustee with respect to a trust will also receive an uncertificated, beneficial interest in the Trust entitling them to receive litigation recoveries relating to breaches of fiduciary obligations associated with these IRAs and trusts.

     3B        Unsecured Investor       On the Initial  Distribution  Date, each
               Claims                   holder of an allowed  Investor  Claim in
                                        Class 3A and Class 3B will receive (i) their Pro Rata share of an amount of cash approved by the Bankruptcy Court as part of the Confirmation Hearing, (ii) an uncertificated, beneficial interest in the Trust entitling them to 90% of the net proceeds (and 100% of the net proceeds upon payment in full of the Class 5 claims) from the sale of the

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


                  TYPE OF CLAIM
   CLASS           OR INTEREST                         DESCRIPTION
   -----           -----------                         -----------

                                        Trust    Assets    (subject    to    the
                                        Collateralized Investor Premium) and the
                                        Avoidance  Actions after payment in full
                                        of the  Class  6  claims  and  (iii)  an
                                        uncertificated,  beneficial  interest in
                                        the Trust entitling the holders of Class
                                        3A and  Class 3B  claims  to 100% of the
                                        proceeds  arising  from  the  Litigation
                                        Claims,  net of expenses  related to the
                                        prosecution  of the  Litigation  Claims.
                                        Certain  holders  for which BFA acted as
                                        custodian  for  their  IRAs or  acted as
                                        trustee  with  respect  to a trust  will
                                        also    receive    an    uncertificated,
                                        beneficial   interest   in   the   Trust
                                        entitling  them  to  receive  litigation
                                        recoveries   relating   to  breaches  of
                                        fiduciary obligations associated with these IRAs and trusts.

     4         Miscellaneous Secured    Miscellaneous Secured Claims include any
               Claims                   claim  other  than  an  investor  claim,
                                        which is secured by a lien on any property of the Debtors.

     5         General Unsecured        The  general  unsecured  Creditors  with
               Claims                   claims in excess of $5,000, who have not
                                        elected to reduce  their claim to $5,000
                                        by so  indicating  on the  Ballot,  will
                                        receive  an  uncertificated,  beneficial
                                        interest in the Trust  entitling them to
                                        their pro rata  share of (i)  $1,000,000
                                        on the Initial  Distribution  Date, (ii)
                                        after  payment  in full  of the  Class 6
                                        claims, 10% of the net proceeds from the
                                        liquidation  of  the  Trust  Assets  and
                                        (iii) 10% of the net proceeds  recovered
                                        under the Avoidance  Actions;  provided,
                                        however,  if the Class 5 claims  are not
                                        paid in full by the end of the  two-year
                                        period, commencing on the Effective Date
                                        of the Plan,  the holders of the Class 5
                                        claims will be entitled to receive  100%
                                        of the  liquidation  proceeds  from  the
                                        Trust  Assets.  In no  event  shall  the
                                        aggregate  of all  distributions  to the
                                        holder of an allowed  general  unsecured
                                        claim  exceed  the  amount to be paid to
                                        such  holder as set forth on the General
                                        Unsecured   Claim   Recovery    Schedule
                                        attached in the Plan.

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


                  TYPE OF CLAIM
   CLASS           OR INTEREST                         DESCRIPTION
   -----           -----------                         -----------

     6         Convenience Claims       The  general  unsecured  Creditors  with
                                        claims  of   $5,000  or  less,   or  who
                                        voluntarily choose to reduce their claim
                                        to  $5,000  will be paid in full in cash
                                        upon  the  latest  of:  (a) the  Initial
                                        Distribution Date, or as soon thereafter
                                        as practicable;  (b) such date as may be
                                        fixed  by the  Bankruptcy  Court,  or as
                                        soon thereafter as practicable;  (c) the
                                        tenth  Business  Day after such claim is
                                        Allowed,   or  as  soon   thereafter  as
                                        practicable; and (d) such date as the holder of such claim and the Trust may agree.

     7         Excise Tax Claims        The holders of such claims will  receive
                                        all  distributions of Net  Distributable
                                        Cash, if any, after payment in full of all allowed claims in Classes 1 through 6 under the Plan. The Trust believes that the holders of allowed Excise Tax
                                        Claims will not receive or retain any property under the Plan.

     8         Debt Securities Claims   The holders of allowed  Debt  Securities
                                        Claims will be entitled to receive all distributions of Net Distributable Cash, if any, after payment in full of all allowed claims in Classes 1 through 7.

     9         Equity Interests and     The holders of allowed Equity  Interests
               Equity Securities        and  allowed  Equity  Securities  Claims
               Claims                   will not receive or retain any  property
                                        under the Plan.


     (g)  Other Significant Accounting Principles

          *    Dividend and interest income is recorded as earned.

          * The present value discount reflected in the estimated costs of liquidation is amortized monthly.

(2) On the Effective Date, the Trust recognized claims and other liabilities of $28.5 million. This amount included $6.7 million for administrative and post petition expenses primarily related to professional fee expenses and other miscellaneous accrued expenses, $9.0 million for outstanding Class 1, 5 and 6 claims, and $12.8 million in discounted estimated future cost of

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


     the Trust. This cost includes costs to liquidate assets and out-of-pocket litigation costs (see Note 3 below). Administrative and post petition expenses will be paid as they come due and are approved by the Bankruptcy Court through final fee applications from professionals.

(3)  Estimated Costs of Liquidation

     The estimated costs of liquidation represent the estimated costs of operating the Trust through its expected termination on January 21, 2006, discounted using a 10% present value factor. These costs, which include personnel, facilities and professional fees, are estimated based on various assumptions regarding the number of employees, the use of outside professionals (including attorneys and accountants) and other matters. These costs also include the compensation for the Members of the Liquidating Trust Board and the Liquidating Trustee. Actual total costs of liquidation may differ from estimated costs and these differences may be material.

(4)  Taxes

     For federal income tax purposes, the liquidation of the Trust and the distribution of its assets is treated as a distribution of these assets directly to the holders of allowed claims. Each such holder should be treated as owning a proportionate share of the Trust Assets and will have a tax basis in such assets, other than the Litigation Claims and Avoidance Actions, equal to such holder's share of the fair market value of such assets as of January 22, 2001.

     The Trust is a "grantor trust" for income tax purposes. As such, the Trust is not subject to income tax; instead, any income, gain or loss recognized in connection with the Trust Assets will be allocated among the Beneficiaries in proportion to their interests in the Trust.

(5)  Distributions

     Under the terms of the Plan, the Trust will make quarterly distributions to Beneficiaries after providing for certain reserves and expenses.

     DISTRIBUTIONS. Each holder of Class 3A or Class 3B claims received an uncertificated, beneficial interest in the Trust, which entitles the Investor to receive cash distributions from the Trust based upon the orderly liquidation of all of the Trust Assets and the recoveries, if any, from litigation against potentially responsible third parties. All Investors will share on a pro rata basis, the first $80,000,000 in proceeds

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


     from the liquidation of the Trust Assets after payment to other Creditors with a greater payment priority. All proceeds from the liquidation of the Trust Assets in excess of $80,000,000 up to and including $160,000,000, will be distributed on a pro rata basis between holders of claims in Class 3A and Class 3B; however, the holders of claims in Class 3A will receive a secured preference of $13,200,000. All proceeds from the liquidation of the Trust Assets in excess of $160,000,000 will be distributed on a pro rata basis between holders of claims in Class 3A and Class 3B. Recoveries, if any, from the litigation against potentially responsible parties will be distributed to all Investors on a pro rata basis. The Class 3A and Class 3B net asset value on the balance sheet has been calculated based on the above calculations.

     SOURCES OF DISTRIBUTIONS. Most of the cash that will be distributed to the Beneficiaries will come from the sale of the Trust Assets. However, some cash may come from "AVOIDANCE ACTIONS." Avoidance Actions are lawsuits filed by the Trust against specific creditors who received money that the Bankruptcy Court determines is part of the Trust's estate. The Bankruptcy Court will order these creditors to return that money to the Trust for distribution to all creditors. Essentially, the goal is to ensure that all creditors receive fair and equitable treatment and that specific creditors were not treated more favorably than others prior to or during the Trust's Chapter 11 cases. The Trust is unable to estimate the amount of money that will be received in respect of the Avoidance Actions because the Avoidance Actions have not been prosecuted by the Trust or resolved by the Bankruptcy Court.

     In addition to the Avoidance Actions, holders of claims in Class 3A and Class 3B (the "INVESTORS") may also receive money from the significant "LITIGATION CLAIMS" that the Trust has against certain third parties potentially responsible for the failure of BFA, including potential claims against BFA's former accounting and law firms. However, due to the variety of factors that may affect any litigation case, the Trust is unable to estimate the probability of success or the eventual recoveries, if any, that may be received by Investors. Most of the claims by the Trust are against the same parties that the Investors are pursuing in the class action litigation pending before the Maricopa County Superior Court in Phoenix, Arizona. Under the Plan, BFA and it affiliates were dissolved and no longer exist. The litigation claims of the BFA against potentially responsible third parties have been assigned to, and are being prosecuted by, the Trust. Under the Plan, each Investor received an uncertificated beneficial interest in the Trust, entitling each Investor to share in any recoveries resulting from such litigation. The recoveries from any litigation (net of any expenses incurred in prosecuting the Litigation Claims) will be disbursed directly to Investors, and the funds cannot be co-mingled with other funds from the orderly liquidation of assets by the Trust. In addition, those Investors that hold IRAs or who are beneficiaries of trusts received an additional uncertificated, beneficial interest in the

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


     Trust, entitling them to receive litigation recoveries relating to breaches of fiduciary obligations associated with these accounts and trusts. The litigation by the Trust is under the control of the Liquidating Trustee and subject to supervision by the Liquidating Trust Board.

     Below is a table that indicates the percentage of the money that Class 3A, Class 3B and Class 5 (see below) will receive from each source of distributions after payments to Creditors with a greater payment priority.

                            SOURCES OF DISTRIBUTIONS

         (AFTER PAYMENTS TO CREDITORS WITH EARLIER DISTRIBUTION RIGHTS)

                                             AVOIDANCE ACTION   LITIGATION CLAIM
                    SALES OF ASSETS             RECOVERIES         RECOVERIES
                    ---------------             ----------         ----------
     CLASS 3A       90%, and when Class             90%                100%
     AND CLASS 3B   5 is paid in full, 100%

     CLASS 5        10%, and if not paid in         10%                  0%
                    full by 2 years after
                    the Effective Date, 100%

     OTHER CREDITORS. Class 6 is the "CONVENIENCE CLASS" and consists of the general unsecured creditor's claims which are in an amount of $5,000 or less, or any claim greater than $5,000 which was voluntarily reduced by the holder of such claim to $5,000. Class 5 contains all other general unsecured Creditors. Most of these general unsecured Creditors conducted business with subsidiaries of BFA. Under the bankruptcy laws, the Plan must provide a treatment for each of these claims.

     Under the Plan, the general unsecured creditors in Class 5 received uncertificated, beneficial interests in the Trust, entitling them to their pro rata share of 10% of the net proceeds from such liquidation and 10% of the net proceeds from the Avoidance Actions until they are paid their respective allowed amount. If the Class 5 claims are not paid in full in accordance with the Plan by the end of the two-year period commencing January 22, 2001, the holders of the Class 5 claims will be entitled to 100% of the liquidation proceeds from the sale of the Trust Assets until such holders are paid in full in accordance with the Plan.

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


(6)  Contingencies

     The Trust is involved in various legal proceedings in the ordinary course of business. A number of creditors filed proofs of claims in the Debtors' bankruptcy proceedings that were initially objected to by the Debtors. On the Effective Date, the Trust assumed the Debtors' rights to pursue the objections against such claims. All of these disputes are pending in the Bankruptcy Court. In the opinion of management of the Trust, the allowance of any of the following disputed claims may have a material adverse impact on the financial condition, results of operations and liquidity of the Trust. The claims in excess of $1 million which are still in dispute are the following:

     (a) Claim of James F. Cook Family Trust (the "COOK FAMILY TRUST"). On March 21, 2000, the Cook Family Trust filed a proof of claim alleging that it deposited $2 million in an Easy Access Account with BFA. In addition, the Cook Family Trust claimed consequential damages of $1 million based on an allegation that its inability to access the aforementioned $2 million prevented it from consummating a real property transaction in North Carolina.

     (b) Claim of the Cook Charitable Trust and the Cooks as Its Beneficiaries. On March 21, 2000 James F. Cook and Carolyn S. Cook filed a proof of claim asserting that BFA had mismanaged the Cook Charitable Trust and claiming the right to seek $8 million in damages if the Cook Charitable Trust is dissipated due to the fault of BFA as its former trustee. On March 31, 2000, the Cook Charitable Trust, through its current trustee, Mitchell C. Laird, also filed a proof of claim alleging that BFA abused its discretion and breached its fiduciary duty when it served as trustee of the Cook Charitable Trust.

     (c) Claim of Cora Properties, L.L.C. On March 21, 2000, Cora Properties, L.L.C. filed a proof of claim seeking between $750,000 and $1 million as the excess value of certain real property that Cora Properties allegedly pledged as security for an outstanding loan of $700,000 from BFA to Cora Properties, L.L.C. This loan is currently in default and it is unclear whether the real property referred to by Cora Properties, L.L.C. will be sufficient to satisfy the debt which it secured.

     (d) Claims of Hoover Parties. On March 19, 2000, March 29-31, 2000 and May 22, 2000, Dwain Hoover and Beva Hoover, together with certain of their relatives and entities controlled by them, including D. Hoover & Associates Investments, Inc., The Hoover Family Charitable Trust, The Dwain & Beva Hoover Charitable Trust II, SLS Trust, CRM Holdings, and United Development Inc., filed fourteen proofs of claim aggregating

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


          over $16 million based on a number of theories. The most significant claims are (i) a claim in the approximate amount of $278,000 alleging that officers of BFA made an oral promise to repurchase certain real property; (ii) a claim in the approximate amount of $14.2 million alleging note obligations between New Church Ventures Credit Corporation and D. Hoover & Associates Investments, Inc; (iii) claims in the approximate amount of $328,000 based on IRA account investments; (iv) a claim by The Hoover Family Charitable Trust in the approximate amount of $580,000 based on the alleged conversion of trust property; and (v) a claim by The Dwain & Beva Hoover Charitable Trust II in the approximate amount of $680,000 based on the alleged conversion of trust property.

     (e) Claims of Arizona Baptist Retirement Centers, Inc. and Related Parties. On March 20, 2000 Arizona Baptist Retirement Centers, Inc. ("ABRC") filed four proofs of claim and Arizona Baptist Management Services, Inc. ("ABMS"), a wholly owned subsidiary of ABRC, filed a proof of claim against BFA subsidiary MCF Corporation. The first proof of claim filed by ABRC alleged a secured claim in the approximate amount of $1.6 million based on a secured promissory note. The second ABRC proof of claim alleged an unsecured claim in the amount of $50,000 based on a promissory note. The third ABRC proof of claim alleged an unsecured claim in the approximate amount of $864,000 based on ABRC's status as guarantor of one of the Debtors' outstanding obligations. The final ABRC proof of claim in dispute is a claim in the approximate amount of $763,000 based on ABRC's beneficial interest in the Harold Friend Charitable Trust II. ABMS's proof of claim alleged a claim in the amount of $163,000 based on two promissory notes.

     (f) Claim of Arizona Southern Baptist Convention. On March 31, 2000 the Arizona Southern Baptist Convention ("ASBC") filed a proof of claim in the approximate amount of $1 million plus an unknown amount based on its alleged beneficial interest in various trusts or endowments for which BFA or one of its affiliates served as trustee. Further, the proof of claim seeks to have the court transfer BFA's beneficial interest in the trusts to ASBC.

     (g) Claim of Arizona State Mission Board, Inc. On March 31, 2000, Arizona State Mission Board, Inc. ("ASMB") filed a proof of claim in the approximate amount of $1.45 million plus an unknown amount based on its alleged beneficial interest in various trusts or endowments for which BFA or one of its affiliates served as trustee. ASMB also seeks to have the court transfer BFA's beneficial interest in the trusts, which is now held by the Trust, transferred to ASMB.

                     BFA LIQUIDATION TRUST AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
                             AS OF JANUARY 22, 2001
                                   (UNAUDITED)
                                    (CONT.)


     (h) Claim of Arizona Baptist Children's Services, Inc. On March 31, 2000, Arizona Baptist Children's Services, Inc. ("ABCS") filed a proof of claim in the approximate amount of $2.3 million plus an unknown amount based on its alleged beneficial interest in various trust or endowments for which BFA or one of its affiliates served as trustee. ABCS also seeks to have the court transfer BFA's beneficial interest in the trusts, which is now held by the Trust, transferred to ABCS.

     (i) Claim of Coyote Lakes Homeowners Association. Coyote Lakes Homeowners Association ("CLHA") manages the Coyote Lakes Development that was constructed by Coyote Lakes Joint Venture. Foundation Development Corporation, a Debtor, was a member of the Coyote Lakes Joint Venture. On March 27, 2000, CLHA filed a proof of claim in the approximate amount of $3 million plus a "future contingent claim" in an unspecified amount based on alleged underfunding of a reserve account and improper homeowners assessments.

     (j) Claim of Harold Friend and Related Parties. On March 31, 2000 Harold Friend and several entities controlled by him including Export Tyre Holding Company, Stockbridge holding Company, Stockbridge Realty Investors--Arizona, Inc., Property Consultants, Inc. and HMR, Inc. filed a proof of claim in the approximate amount of $16.5 million plus unliquidated amounts based on a number of theories. The most significant claim is one for unpaid fees and commissions, both earned and projected to be earned, in the approximate amount of $14.88 million.

(7)  Subsequent Events

     * As of April 20, 2001, the Trust has paid approximately $40 million in cash payments to all Investors and creditors.